T. Rowe Price U.S. Treasury Funds, Inc.
         U.S. Treasury Intermediate Fund

The fund's investment strategy has been revised to state that the fund will invest at least 80% of its net assets in U.S. Treasury securities, which are backed by the full faith and credit of the federal government.

Additionally, the following sentence has been removed from the investment strategy:

No security will have a remaining effective maturity of more than 10 years from the time of purchase.